UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

_________________

The KeyW Holding Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

_________________

2.50% Convertible Senior Notes due 2019
(Title of Class of Securities)

493723 AA8
(CUSIP Number of Class of Securities)

Philip Luci
Executive Vice President and General Counsel
The KeyW Holding Corporation

7740 Milestone Parkway, Suite 400

Hanover, MD 21076

Telephone: (443) 733-1600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Justin R. Salon

Andrew P. Campbell

Morrison & Foerster LLP

2000 Pennsylvania Avenue, NW

Washington, DC 20006

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$149,500,000	$18,612.75

*	Calculated solely for purposes of determining the filing fee and should not be used for any other purpose. The purchase price of the 2.50% Convertible Senior Notes due July 15, 2019 is approximately $1,000 per $1,000 principal amount outstanding. As of April 13, 2018, there was $149.5 million in aggregate principal amount of such notes outstanding, resulting in an aggregate maximum purchase price of $149.5 million.

**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $18,612.75	Filing Party: The KeyW Holding Corporation
Form or Registration No.: Schedule TO	Date Filed: April 13, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by The KeyW Holding Corporation, a Maryland corporation (the “Company”), on April 13, 2018, as amended and supplemented on April 27, 2018, (together with this Amendment, the “Schedule TO”), relating to the offer to purchase (the “Tender Offer”) for cash any and all of the Company’s $149.5 million aggregate principal amount of outstanding 2.50% Convertible Senior Notes due 2019 (the “Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 13, 2018 (the “Original Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO, as amended and supplemented by the Supplement to Offer to Purchase, dated April 27, 2018, a copy of which was previously filed as Exhibit (a)(1)(C) to the Schedule TO, (the “Supplement” and, together with the Original Offer to Purchase, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO.

Only those items reported in this Amendment are amended or supplemented. Except as specifically set forth in this Amendment, the information contained in the Schedule TO, the Original Offer to Purchase and the Letter of Transmittal remains unchanged.

All information set forth in the Original Offer to Purchase, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference except that such information is hereby amended and supplemented to the extent expressly provided herein. Such information amends and supplements the information previously incorporated by reference in the Schedule TO. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal and the other documents that constitute part of the Tender Offer, as each may be further amended or supplemented from time to time.

The purpose of this Amendment is to amend and supplement the Schedule TO to incorporate by reference the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2018 and to indicate that the Company entered into the Credit Facility (as defined below) on May 8, 2018 and, therefore, the Financing Condition (as defined in the Offer to Purchase) was satisfied on May 8, 2018. Accordingly, the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

Items 1 through 11

Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)	The fourth sentence of the paragraph under “How will the Company fund the purchase of the Notes?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page 1 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“We entered into the Credit Facility on May 8, 2018. The Credit Facility consists of (i) a $215 million first lien term loan facility, (ii) a $50 million first lien revolving credit facility and (iii) a $75 million second lien term loan facility. See ‘Sources of Funds’”

(2)	The first sentence of the paragraph under “When will I receive payment for my validly tendered Notes?” is hereby amended and restated in its entirety as follows:

“The Settlement Date is expected to occur promptly following the Expiration Date, assuming the conditions to the Tender Offer, including, but not limited to the Financing Condition (which was satisfied as of May 8, 2018), have been either satisfied or waived by us at or prior to the Expiration Date.”

(3)	The first sentence of the paragraph under “What are the significant conditions to the Tender Offer?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page 3 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

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“Notwithstanding any other provision of the Tender Offer, our obligation to accept for purchase, and to pay for, any Notes validly tendered pursuant to the Tender Offer is conditioned upon satisfaction or waiver of the General Conditions and the Financing Condition (which was satisfied as of May 8, 2018).”

(4)	The first sentence of the sixth paragraph under “Principal Terms of the Tender Offer” under the section of the Offer to Purchase titled “The Terms of the Tender Offer” on page 11 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Notwithstanding any other provision of the Tender Offer, the Company’s obligation to accept for purchase, and to pay for, any Notes validly tendered pursuant to the Tender Offer is conditioned upon satisfaction or waiver of the General Conditions and the Financing Condition (which was satisfied as of May 8, 2018).”

(5)	The second paragraph under “Conditions to the Tender Offer” under the section of the Offer to Purchase titled “The Terms of the Tender Offer” on page 13 of the Offer to Purchase is hereby amended by adding at the end of the paragraph as follows:

“The Financing Condition was satisfied as of May 8, 2018.”

(6)	The first sentence of the paragraph under “Conditions to the Consummation of the Tender Offer” under the section of the Offer to Purchase titled “Certain Considerations” on page 23 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The consummation of the Tender Offer is subject to the satisfaction or waiver of several conditions, including, but not limited to, the Financing Condition (which was satisfied as of May 8, 2018).”

(7)	The section of the Offer to Purchase titled “Source of Funds” on page 24 of the Offer to Purchase is hereby amended by adding after the third sentence as follows:

The Company would need approximately $149.5 million to purchase all of the Notes outstanding as of May 8, 2018, based on the purchase price per $1,000 principal amount of Notes of $1,000 plus Accrued Interest. The Company expects to use borrowings under the Credit Facility to fund the purchase of any Notes validly tendered in the Tender Offer.

As described in the Company’s Current Report on Form 8-K filed with the SEC on May 8, 2018, which is incorporated herein by reference, on May 8, 2018, the Company into (i) a First Lien Credit Agreement (the “First Lien Credit Agreement”) and (ii) a Second Lien Credit Agreement (the “Second Lien Credit Agreement” and, together with the First Lien Credit Agreement, the “Credit Agreements”), in each case, with Royal Bank of Canada, as administrative agent and lender, RBC Capital Markets, Fifth Third Bank, JPMorgan Chase, N.A., and SunTrust Robinson Humphrey, Inc., as joint-bookrunners and joint-lead arrangers, and the other lenders party thereto.

The First Lien Credit Agreement provides for (i) a $215.0 million senior secured first lien term loan facility (the “First Lien Term Loan Facility”) and (ii) a $50 million senior secured first lien revolving credit facility (the “Revolving Facility” and, together with the First Lien Term Loan Facility, the “First Lien Facilities”). The First Lien Term Loan Facility has a maturity date of May 8, 2024 and the Revolving Facility has a maturity date of May 8, 2023. The interest rates under the First Lien Facilities initially will be, at the option of the Company, either (a) a Eurodollar rate plus 4.50% per annum or (b) a base rate plus 3.50% per annum.

The Second Lien Credit Agreement provides for a senior secured $75.0 million second lien term loan facility (the “Second Lien Term Loan Facility” and together with the First Lien Facilities, the “Credit Facility”). The Second Lien Term Loan Facility has a maturity date of May 8, 2025. The interest rates under the Second Lien Term Loan Facility initially will be, at the option of the Company, either (a) a Eurodollar rate plus 8.75% per annum or (b) a base rate plus 7.75% per annum.

The Credit Agreements contain customary representations and warranties and affirmative and negative covenants. The First Lien Credit Agreement contains a total net leverage ratio covenant that decreases ratably over the term of the First Lien Facilities from an initial ratio of 7.25:1.00 to 5.75:1.00. The Second Lien Credit Agreement contains a total net leverage ratio covenant that decreases ratably over the term of the Second Lien Credit Facility from an initial ratio of 7.75:1.00 to 6.25:1.00.

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The Credit Agreements include customary events of default, in certain cases subject to customary periods to cure. The occurrence of an event of default, following the applicable cure period, would permit the lenders to, among other things, declare the unpaid principal, accrued and unpaid interest and all other amounts payable under the Credit Facility to be immediately due and payable.

The Company’s obligations under the Credit Facility are guaranteed by certain of its subsidiaries. The Credit Facility is secured by substantially all of the assets of the Company and its subsidiary guarantors.

The Company used approximately $140.2 million of proceeds from the Credit Facility to repay amounts outstanding under its existing credit facility in full, and the Company intends to use the remaining proceeds to purchase any of the Notes that are validly tendered pursuant to the Company’s previously announced tender offer to purchase any and all of the Notes and for other working capital purposes.

(8)	The section of the Offer to Purchase titled “Incorporation by Reference” is hereby amended by adding the following immediately prior to the last paragraph of that section:

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2018 filed on May 8, 2018.

•	our Current Report on Form 8-K filed on May 8, 2018.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits:

(b)(1)(A)	First Lien Credit Agreement, dated as of May 8, 2018, by and among The KeyW Corporation, as borrower, The KeyW Holding Corporation, Royal Bank of Canada, as administrative agent and lender, RBC Capital Markets, Fifth Third Bank, JPMorgan Chase, N.A., and SunTrust Robinson Humphrey, Inc., as joint-bookrunners and joint-lead arrangers, and the other lenders party thereto, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 8, 2018, is hereby incorporated by reference.
(b)(1)(B)	Second Lien Credit Agreement, dated as of May 8, 2018, by and among The KeyW Corporation, as borrower, The KeyW Holding Corporation, Royal Bank of Canada, as administrative agent and lender, RBC Capital Markets, Fifth Third Bank, JPMorgan Chase, N.A., and SunTrust Robinson Humphrey, Inc., as joint-bookrunners and joint-lead arrangers, and the other lenders party thereto, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed May 8, 2018, is hereby incorporated by reference.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2018

The KeyW Holding Corporation

By:	/s/ Michael J. Alber
	Name:	Michael J. Alber
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated April 13, 2018.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Supplement to Offer to Purchase, dated April 27, 2018.
(a)(5)(A)*	Press Release, dated April 13, 2018.
(a)(6)(A)*	Computation of Ratio of Earnings to Fixed Charges.
(b)(1)(A)	First Lien Credit Agreement, dated as of May 8, 2018, by and among The KeyW Corporation, as borrower, The KeyW Holding Corporation, Royal Bank of Canada, as administrative agent and lender, RBC Capital Markets, Fifth Third Bank, JPMorgan Chase, N.A., and SunTrust Robinson Humphrey, Inc., as joint-bookrunners and joint-lead arrangers, and the other lenders party thereto, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 8, 2018, is hereby incorporated by reference.
(b)(1)(B)	Second Lien Credit Agreement, dated as of May 8, 2018, by and among The KeyW Corporation, as borrower, The KeyW Holding Corporation, Royal Bank of Canada, as administrative agent and lender, RBC Capital Markets, Fifth Third Bank, JPMorgan Chase, N.A., and SunTrust Robinson Humphrey, Inc., as joint-bookrunners and joint-lead arrangers, and the other lenders party thereto, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed May 8, 2018, is hereby incorporated by reference.
(d)(1)*	Amended and Restated Articles of Incorporation of the Company, as filed on October 6, 2010, filed as Exhibit 3.1 to the Company’s Form 10-K filed March 29, 2011, is hereby incorporated by reference.
(d)(2)*	Amended and Restated Bylaws of the Company, effective as of August 13, 2014, filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed August 15, 2014, is hereby incorporated by reference.
(d)(3)*	Indenture, dated July 21, 2014, between the Company and Wilmington Trust, National Association, as trustee, governing 2.50% Convertible Senior Notes due 2019, filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.
(d)(4)*	First Supplemental Indenture, dated July 21, 2014, between the Company and Wilmington Trust, National Association, as trustee, governing 2.50% Convertible Senior Notes due 2019, filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.
(d)(5)*	Form of 2.50% Senior Note due 2019, filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.
(d)(6)*	The KeyW Holding Corporation 2009 Stock Incentive Plan, filed as Exhibit 10.4 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-167608), is hereby incorporated by reference.
(d)(7)*	Long-Term Incentive Plan, filed as Exhibit 10.10 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-167608), is hereby incorporated by reference
(d)(8)*	Annual Incentive Plan, filed as Exhibit 10.11 to the Company's Registration Statement on Form S-1, as amended (File No. 333-167608), is hereby incorporated by reference
(d)(9)*	The KeyW Holding Corporation 2010 Employee Stock Purchase Plan, filed as Exhibit 10.17 to the Company's Registration Statement on Form S-1, as amended (File No. 333-167608), is hereby incorporated by reference.
(d)(10)*	The KeyW Holding Corporation Amended and Restated 2013 Stock Incentive Plan, filed as Annex A to Company's Definitive Proxy Statement on Schedule 14A filed July 10, 2015, is hereby incorporated by reference.
(d)(11)*	Base Call Option Transaction Confirmation, dated as of July 16, 2014, between the Company and Royal Bank of Canada, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.
(d)(12)*	Base Call Option Transaction Confirmation, dated as of July 16, 2014, between the Company and Bank of America, NA, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed July 21, 2014, is hereby incorporated by reference.

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(d)(13)*	Additional Call Option Transaction Confirmation, dated as of August 12, 2014, between the Company and Royal Bank of Canada, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed August 15, 2014, is hereby incorporated by reference.
(d)(14)*	Additional Call Option Transaction Confirmation, dated as of August 12, 2014, between the Company and Bank of America, NA, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed August 15, 2014, is hereby incorporated by reference.
(d)(15)*	Form of Incentive Stock Option Agreement for grants pursuant to The KeyW Holding Corporation 2009 Stock Incentive Plan, filed as Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.
(d)(16)*	Form of Non-Qualified Stock Option Agreement for grants pursuant to The KeyW Holding Corporation 2009 Stock Incentive Plan, filed as Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.
(d)(17)*	Form of Restricted Stock Agreement for grants pursuant to The KeyW Holding Corporation 2009 Stock Incentive Plan, filed as Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.
(d)(18)*	Form of Incentive Stock Option Agreement for grants pursuant to The KeyW Holding Corporation 2013 Stock Incentive Plan, filed as Exhibit 10.28 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.
(d)(19)*	Form of Non-Qualified Stock Option Agreement for grants pursuant to The KeyW Holding Corporation 2013 Stock Incentive Plan, filed as Exhibit 10.29 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.
(d)(20)*	Form of Restricted Stock Agreement for grants pursuant to The KeyW Holding Corporation 2013 Stock Incentive Plan, filed as Exhibit 10.30 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 12, 2013, is hereby incorporated by reference.

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*	Previously filed.

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